

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 21, 2009

Robert S. Silberman, Chief Executive Officer
Strayer Education, Inc.
1100 Wilson Boulevard, Suite 2500
Arlington, VA 22209
Facsimile: (703) 527-6811

> **Re: Strayer Education, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2009**
> **File No. 000-21039**

Dear Mr. Silberman:

We have completed our review of your proxy statement and have no further comments at this time.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief